L'OREAL

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92117 CLICHY Cedex - France
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To :		**From :**	I.F.I.D.
Company :	S.E.C.	**Page(s) :**	23 (this one included)
Fax :	+ 1 202 942 9624	**Date :**	29th March 2004
Subject :	News Release	**CC :**	[redacted]

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Our identification number: L'Oréal S.A. –File No 82-735
Communication of information: 12g3-2 (b)

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L'ORÉAL

LETTER TO SHAREHOLDERS

SPRING 2004 / NUMBER TWENTY-EIGHT

L'ORÉAL PROFESSIONNEL PARIS
REDKEN 5TH AVENUE NYC
MATRIX
L'OREAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

Chairman's Message

A year of promise and ambition



Lindsay Owen-Jones
Chairman and Chief Executive Officer of L'Oréal

2003, ANOTHER YEAR OF RAPID GROWTH DESPITE AN UNFAVOURABLE ENVIRONMENT

The year was influenced by very sharp currency fluctuations which had an impact on the consolidation of our sales and profit.
At the same time the SARS epidemic, war in Iraq, the decline in air travel and the economic crisis affecting several countries made our operating environment less favourable.

• Rapid sales growth

The good news is that, despite all these difficulties, our turnover increased by 7.1% on a like-for-like basis.
Our sales grew twice as fast as the cosmetics market in general, thanks in particular to the success of new high value added products which enabled the group's brands to continue to increase their market share.
There were excellent breakthroughs in our traditional markets. In North America, where 6% growth was achieved despite the extremely competitive environment and the sluggishness of the market; but also in Western Europe, where growth reached 4.9%.
But it is above all in our new markets that we recorded our most spectacular achievements. In China (+69%), where the group's main brands are now firmly established; in the Russian Federation, where sales grew by 39% following three years of extremely rapid growth; and in India (+33%), where we have recently opened a new factory in response to that market's huge potential.

2003 consolidated sales
€14 billion
+7.1%
like-for-like

Net operational profit after minority interests
€1,653 million
+13.5%

Net dividend per share
Proposed to the General Meeting of Shareholders on April 29th 2004
€0.73
+14.1%

All our businesses have contributed to these successes. The Professional Products Division continued to win market share, as did Consumer Products. Over the year as a whole, Luxury Products achieved 4.2% growth thanks to the general improvement in the economic climate towards the end of the year and to the success of its product launches. The strongest growth came from the Active Cosmetics Department, which also successfully entered the new business of nutricosmetics, with INNÉOV, a joint venture with Nestlé.

• Vigorous improvement in profit margins

As for our results, they illustrate the special efforts made to deal with the monetary situation.

But above all they reflect the considerable improvement in our operating margins in all geographic zones, particularly in the Rest of the World, where we broke the 10% barrier.

This major improvement in operating margins growth was also the result of effective control over central expenses. In addition, our financial charges and our tax rate are down. Finally, we should note the excellent contribution made by Sanofi-Synthélabo.

Overall, the group's earnings have grown strongly despite an extremely unfavourable climate.

PROMISING PROSPECTS

Our great asset is that we operate in an expanding market, and our ambition is to outstrip the growth in that market. To succeed in that aim, our priority must be internal growth. That is our conviction and a key factor in our strategy.

At the heart of that strategy are innovation and anticipation. L'Oréal has always maintained its investment in research, and our target is to devote 4% of our turnover to research within the next 5 years. Our strategy is also based on the richness of our brand portfolio, which covers the whole spectrum of cosmetics market segments.

The new markets to which the group is increasingly exposed offer outstanding development potential. We are already firmly established in those markets, and so will derive maximum benefit from their expansion.

Finally, our aim is to generate gradual but significant increases in profitability in the coming years.

• Clarifying our mission

These positive prospects have encouraged us to move towards a dilution of our stake in Sanofi-Synthélabo, in view of the projected link-up between that company and Aventis.

We have approved this project because it makes industrial sense and promises added economic value. Once the operation has been completed, we intend no longer to consolidate our full stake but instead to include only the dividends paid by Sanofi-Synthélabo in our profit and loss accounts. This reflects our determination to clarify the group's mission.

• Simplifying our shareholding structure

The new agreement between the majority shareholders of L'Oréal gave them the opportunity to express their confidence in the group's prospects.

The agreement provides for the merger of Gesparal and L'Oréal, the abolition of double voting rights, the maintaining of the positions of Nestlé and the Bettencourt family in the group's share capital, and improvements in the way the Board of Directors operates.

By clarifying the shareholding structure and improving corporate governance the company has moved in the direction of transparency, simplicity and modernity.

This agreement is extremely favourable to all interested parties: the company's employees, its customers, and all its shareholders.

• Our ambitions

Now that our mission and shareholding structure have been clarified, I take great pleasure in confirming our ambition and our passionate enthusiasm for our business.

We create products that contribute to the expression of beauty in all its forms. The opening in Chicago of the world's first centre dedicated to the study of skin and hair of African origin bears witness to this ambition.

Respect for the diversity of the world's cultures goes hand in hand with strong ethical principles, embodied in the values and rules of conduct presented in our first-ever sustainable development report. These values and rules are an expression of our belief in a concept of sustainable development that links our economic performance to a true awareness of our responsibilities.

Passion for our business is what motivates the 50,000 employees of L'Oréal every day. Together, they are enthusiastically committed to this great adventure, and I take this opportunity to thank them. Their determination is the foundation upon which our confidence is based.

Lindsay OWEN-JONES
Chairman and Chief Executive Officer of L'Oréal

L'Oréal financial highlights

2003 main indicators (€ millions)

	2002	2003	Growth
Consolidated sales	14,288	14,029	- 1.8%
Pre-tax profit of consolidated companies	1,698	1,870	+ 10.1%
Net operational profit after minority interests	1,456	1,653	+ 13.5%
Net operational profit after minority interests per share[1] (€)	2.15	2.45	+ 13.5 %

(1) Net operational profit consists of the profit after tax of the consolidated companies and includes the group share of the net profit of equity affiliates. It does not include charges to/reversals of provisions for treasury shares, gains and losses on disposals of fixed assets, restructuring costs and amortisation of goodwill. This is the most significant measure of the group's recurrent performance, and has, without any change, for many years, been adopted by L'Oréal as the basis for calculating net earnings per share.

Net income after minority interests at December 31st 2003 amounted to €1,492 million.

Breakdown of 2003 consolidated cosmetics sales by division



		€ millions	Growth based on consolidated figures	Like-for-like growth
54.8%	Consumer Products	7,506	- 1.2%	+ 7.7%
25.1%	Luxury Products	3,441	- 5.5%	+ 4.2%
13.9%	Professional Products	1,900	+ 0.1%	+ 8.6%
5.5%	Active Cosmetics	749	+ 7.8%	+ 11.9%
	Total cosmetics sales[2]			+ 7.0%

(2) The difference between the total cosmetics sales and the combined total of the 4 divisions and department (€108 million) consists mainly of mail order sales.

Breakdown of 2003 consolidated cosmetics sales by business segment



		€ millions	Growth based on consolidated figures	Like-for-like growth
25.2%	Haircare	3,457	+ 1.4%	+ 8.2%
21.3%	Make-up	2,917	- 5.5%	+ 5.5%
17.9%	Colourants	2,454	- 5.5%	+ 5.4%
21.3%	Skincare	2,924	+ 5.2%	+ 14.1%
10.9%	Perfumes	1,496	- 7.4%	+ 0.8%
3.3%	Others	457	- 1.6%	- 3.4%
	Total cosmetics sales			+ 7.0%

Breakdown of 2003 consolidated cosmetics sales by geographic zone



		€ millions	Growth based on consolidated figures	Like-for-like growth
52.7%	Western Europe	7,221	+ 3.7%	+ 4.9%
27.6%	North America	3,784	- 10.4%	+ 6.0%
19.7%	Rest of the World	2,699	- 2.4%	+ 14.6%
	Total cosmetics sales			+ 7.0%

Adjusted operating profit[3] of the cosmetics branch by geographic zone[4]

	2002		2003	
	€ millions	% of sales	€ millions	% of saless
Western Europe	986	14.2%	1,066	14.8%
North America	535	12.7%	490	12.9%
Rest of the World	262	9.5%	275	10.2%
Total for zones	**1,783**	**12.8%**	**1,831**	**13.4%**
Non allocated	- 15	- 0.1%	69	+ 0.5%
Cosmetics total				13.9%

(3) Adjusted operating profit, i.e. including exchange gains and losses. (4) Change in the presentation. See volume 2 note 3b2 of the 2003 Annual Report.

10-year investment in L'Oréal shares[5] (€)

Purchase of 75 shares at €198.95[6] on December 31st 1993	14,921.25
Reinvestment of dividends	
Valuation at December 31st 2003[6] (923 shares at €65)	59,995.00
Capital invested multiplied by 4	
Total Shareholder Return: 14.3% per year	

(5) See volume 3 of the 2003 Reference Document (shareholder value creation). (6) There was a ten-for-one share split on July 3rd 2000.

Group's profile

Founded nearly a century ago by the chemist Eugène Schueller, L'Oréal has consistently applied its policy of investing in research, ensuring that its products meet the highest possible standards of quality, safety and innovation. Today, the group contributes to the beauty of women and men all over the world, providing everyday solutions that enhance their sense of well-being.

COSMETICS



PROFESSIONAL PRODUCTS

Consolidated sales

€1.9 billion

The Professional Products Division is at the service of hairdressers worldwide. Its complementary brands meet the requirements of salon professionals in colourants, haircare, texture and styling, providing salon customers with a wide range of innovative, high performance haircare products.



CONSUMER PRODUCTS

Consolidated sales

€7.5 billion

The Consumer Products Division markets its products through mass-market retailing channels, enabling all consumers to take advantage of its high technology products at competitive prices. The Division's brands develop haircare, skincare, make-up and perfume products that meet the aspirations of all of its customers.



LUXURY PRODUCTS

Consolidated sales

€3.4 billion

The prestigious brands of the Luxury Products Division offer consumers top of the range products. Clients of selective retail outlets (department stores, perfumeries, travel retail outlets, and the group's own boutiques) receive personalised advice at the point of sale, enabling them to choose the products best suited to their needs.


FARMACIA

ACTIVE COSMETICS

Consolidated sales

€749 million

The Active Cosmetics Department designs and markets dermo-cosmetic skincare products sold in pharmacies and specialist sections of drugstores. Its products offer consumers proven safety and efficacy, backed up by pharmaceutical advice and dermatological prescription.

DERMATOLOGY



GALDERMA

Galderma, the L'Oréal/Nestlé joint venture in dermatology, makes available to dermatologists worldwide the products they require to meet their patients' needs. Galderma, in a somewhat sluggish market, once again produced a very good result in 2003, with sales of €613 million, reflecting like-for-like growth of 10.5% compared with 2002.

L'OREAL

Incorporated in France as a "Société Anonyme" with registered capital of € 135,212,432 – 632 012 100 RCS Paris – NAF code: 245 C – ISIN code: FR0000120321 Registered Office: 14, rue Royale, 75008 Paris, France – Headquarters: 41, rue Martre, 92117 Clichy, France – Tel: +33 1 58 13 51 36 – For further information, please contact: L'Oréal, International Financial Information Department, 41, rue Martre, 92117 Clichy, France or consult the Internet site http://www.loreal-finance.com its Shareholders Corner http://www.loreal-shareholder.com or the mobile website for PDA: loreal-finance.com mobile edition. http://www.amf-france.org

L'ORÉAL

Information note issued in connection with the proposal to the Annual General Meeting of Shareholders of April 29th 2004 concerning the authorisation to buy back treasury shares

AMF | AUTORITÉ DES MARCHÉS FINANCIERS

In application of article L. 621-8 of the French Monetary and Financial Code, the *Autorité des Marchés Financiers* granted this information note the visa no. 04-210 dated March 25, 2004, in accordance with the stipulations of regulation no. 98-02 as amended by regulations no. 2000-06, 2003-02 and 2003-06 of the *Commission des Opérations de Bourse*. This document has been drawn up by the issuer, and responsibility for the document is assumed by its signatories. The visa does not imply approval of the share buyback programme or the authentication of the accounting and financial information presented.

SUMMARY OF THE MAIN CHARACTERISTICS OF THE OPERATION

- **AMF visa number:** 04-210 dated March 25, 2004
- **Issuer:** L'Oréal – Incorporated in France as a *Société Anonyme* with registered capital of € 135,212,432
  Registered office: 14 rue Royale – 75008 Paris – France
  632 012 100 RCS PARIS
  Company's shares are listed on the *Premier Marché* of Euronext Paris
- **Securities concerned:** L'Oréal shares
- **Maximum percentage of capital buyback authorised by the Annual General Meeting of April 29th 2004:** 10% of capital, that is 67,606,216 shares
- **Maximum percentage of capital buyback that may be carried out as of March 12th 2004 taking the present treasury shares into account:** 6.13% of capital, that is 41,436,516 shares
- **Maximum purchase price per share:** € 95
- **Minimum selling price per share:** € 45
- **Objectives** (in decreasing order of strategic importance, with no effect on the actual order in which the buyback authorisation is used, which will depend on needs and opportunities):
  - Purchases and sales depending on market situations;
  - Purchases and holding with a view to potential subsequent share swaps;
  - Coverage of stock option plans;
  - Stabilisation of the share price by systematic intervention to correct market trends.

  In all cases, it will be possible to cancel the shares bought back.

Authorisation period: up to but no later than October 29th 2005.

This document is an English summary of (i) the *Document E* in French that was filed with the French *Autorité des marchés financiers*, (ii) the draft Deed of merger that was filed with the Paris Commercial Court and (iii) the notice of merger published in the *Bulletin des Annonces Légales Obligatoires*. The *Document E* in French and the present summary are also available on L'Oreal's website. This English summary has been made for purposes of satisfying L'Oreal's obligations under Rule 12g3-2(b).

L'ORÉAL

MERGER OF GESPARAL INTO L'ORÉAL

Main characteristics of the merger

Absorbing company

L'OREAL ("L'Oréal") is a *société anonyme* incorporated under the laws of France with a share capital of euros 135,212,432 divided into 676,062,160 shares each with a par value of 0.2 euro, registered with the Paris Commercial and Corporate Register under the number 632 012 100, and whose registered office is located at 14 rue Royale, Paris (75008), France.

The shares of L'Oréal are listed on the First Market (*Premier Marché*) of Euronext Paris, the Paris Stock Exchange.

All information concerning the company can be obtained by consulting the company's annual report (*Document de Référence*) filed with the AMF (*Autorité des marchés financiers*) which will be made available on L'Oréal's website (www.loreal-finance.com) and on the website of the AMF (www.amf-france.org); an English version will also be available on L'Oréal's website.

Absorbed company

GESPARAL ("Gesparal") is a *société anonyme* incorporated under the laws of France with a share capital of 205,766,864 euros, registered with the Paris Commercial and Corporate Register under the number 692 045 461, whose registered office is located at 14 rue Royale, Paris (75008), France.

Gesparal is the holding company of L'Oréal, of which it currently holds 53.85% of the share capital and 71.64% of the voting rights. The share capital of Gesparal is held respectively by the Bettencourt family, which holds a 51% stake, and by NESTLE ("Nestlé"), incorporated in Switzerland, whose registered office is located at Avenue Nestlé 55, CH 1800 Vevey, which holds a 49% stake.

This document is an English summary of (i) the *Document E* in French that was filed with the French *Autorité des marchés financiers*, (ii) the draft Deed of merger that was filed with the Paris Commercial Court and (iii) the notice of merger published in the *Bulletin des Annonces Légales Obligatoires*. The *Document E* in French and the present summary are also available on L'Oreal's website. This English summary has been made for purposes of satisfying L'Oreal's obligations under Rule 12g3-2(b).

Context of the transaction

The Bettencourt family and Nestlé had been linked for 30 years by an agreement enabling them to control L'Oréal through Gesparal. Driven by their determination to continue this partnership, the Bettencourt family and Nestlé have decided to simplify the structure of their holdings by a new agreement signed on February 3rd 2004 (of which both a French and English summary versions are or shall be included in the above mentioned *Document de Référence* available on the website www.loreal-finance.com) providing for the merger of Gesparal into L'Oréal and setting out the organisation of their relationship as shareholders of L'Oréal upon completion of this transaction. Moreover, the parties have declared that they will act in concert for a five-year period as from the completion of the merger.

The merger of Gesparal into L'Oréal provided for in the agreement signed on February 3rd 2004 would simplify the shareholding structure and, with the deletion of the double voting rights, would enable L'Oréal to apply best practices with regard to corporate governance, while ensuring the continuing stability of the shareholding structure for several years. The new agreement enables the Bettencourt family and Nestlé to express their determination to extend the mutual understanding and balanced relationship that have contributed to the success, growth and profitability of L'Oréal.

Nature of operation

L'Oréal, conditional upon the approval by the Extraordinary General Meetings of Shareholders of L'Oréal and Gesparal, would absorb Gesparal, all of whose assets, consisting mainly of its 53.85% stake in L'Oréal, and liabilities, would be contributed to L'Oréal.

In exchange for this contribution, new L'Oréal shares would be issued and allocated to the shareholders of Gesparal, which would be automatically wound up without liquidation by the effect of the merger.

The L'Oréal shares would be issued pursuant to a capital increase which would be decided upon by the L'Oréal shareholders at the same Extraordinary General Meeting.

The listing of these shares on the First Market of Euronext Paris has been or will be requested with effect as soon as possible after the completion of the merger.

The shareholders will also be proposed to change the articles of association of L'Oréal by deleting the double voting rights attached to shares registered in the name of the same shareholder for at least two years, and by relaxing the conditions governing the participation of registered shareholders at General Meetings. These modifications of the articles of association are conditional upon the completion of the merger.

L'Oréal shares currently held by Gesparal and transferred by the effect of the merger to L'Oréal and absorption would be cancelled by a reduction of the company's share capital. On completion of the transaction, the share capital of L'Oréal would thus be unchanged.

This document is an English summary of (i) the *Document E* in French that was filed with the French *Autorité des marchés financiers*, (ii) the draft Deed of merger that was filed with the Paris Commercial Court and (iii) the notice of merger published in the *Bulletin des Annonces Légales Obligatoires*. The *Document E* in French and the present summary are also available on L'Oreal's website. This English summary has been made for purposes of satisfying L'Oreal's obligations under Rule 12g3-2(b).

Impact of the transaction on the financial structure and results of L'Oréal

From an accounting and fiscal viewpoint, the contemplated merger would have retroactive effect from January 1st 2004 and all operations performed by Gesparal after this date up to the date of definitive completion of the merger would be taken over by L'Oréal.

As Gesparal owns only L'Oréal shares and as it has no debt at the time of the merger, its absorption by L'Oréal would have no effect on the financial structure or results of L'Oréal. The merger would be carried out on the basis of the financial statements at December 31st 2003 which will be submitted to the Annual General Meetings (AGMs) for approval.

Assets transferred by Gesparal	€ 982,924,471
Liabilities taken over by L'Oréal	€ 2,476,727
TOTAL AMOUNT OF NET ASSETS TRANSFERRED BY GESPARAL AT DECEMBER 31st 2003	**€ 980,447,744**
"Provision" for net expenses estimated for intermediate period	€ 263,360
TOTAL AMOUNT OF RESTATED NET ASSETS TRANSFERRED BY GESPARAL	**€ 980,184,384**

Impact of the transaction on shareholding structure and voting rights on completion of the merger

On completion of the merger and after the deletion of the double voting rights, the Bettencourt family would hold 27.46% of the share capital and 28.57% of the voting rights[1]; Nestlé would hold 26.39% of the share capital and 27.45% of the voting rights[1]. As a consequence, no L'Oréal shareholder would alone hold a majority of the share capital and/or voting rights.


Bettencourt family
Nestlé
Public
27.46% of share capital and 28.57% of voting rights
26.39% of share capital and 27.45% of voting rights
42.28% of share capital and 43.98% of voting rights
L'Oréal

[1] Percentages calculated on the basis of an exchange ratio of one L'Oréal share for one L'Oréal share held by Gesparal, excluding any change in treasury stock and the exercise of options offered to the managers and employees of the group between March 12th 2004 and the merger date.

This document is an English summary of (i) the *Document E* in French that was filed with the French *Autorité des marchés financiers*, (ii) the draft Deed of merger that was filed with the Paris Commercial Court and (iii) the notice of merger published in the *Bulletin des Annonces Légales Obligatoires*. The *Document E* in French and the present summary are also available on L'Oreal's website. This English summary has been made for purposes of satisfying L'Oreal's obligations under Rule 12g3-2(b).

Financial information

(i) Share exchange ratio and valuation method adopted

As Gesparal's only significant asset is its 364,042,900 L'Oréal shares, the exchange parity will be equal to the ratio existing between the 364,042,900 L'Oréal shares held by Gesparal and the 12,860,429 shares forming the Gesparal share capital at the time of completion of the merger.

(ii) Capital increase and merger premium

In view of the proposed exchange ratio, the company would issue exactly the same number of L'Oréal shares as the number of L'Oréal shares tendered by Gesparal in connection with the merger, that is 364,042,900 L'Oréal shares, each with a par value of 0.2 euro, which would be allocated to Gesparal shareholders proportionately to their stake in the share capital of the company, with the Gesparal shareholders taking the necessary actions in order to avoid fractional shares. These new shares would be entirely assimilated to the existing shares and subject to all the statutory provisions, and would in particular give entitlement to all dividend payments decided upon after their issuance and in particular to the dividend to be distributed for the year ending December 31st 2003.

The share capital would thus be increased from 135,212,432 euros to 208,021,012 euros. The merger premium to which the rights of the former and new shareholders of the company would relate would amount to 907,375,804 euros, which corresponds to the difference between the value of the net assets transferred by Gesparal in connection with the merger, that is 980,184,384 euros, and the nominal amount of the capital increase, that is 72,808,580 euros.

(iii) Capital reduction and net amount of merger premium

As a result of the absorption of Gesparal, L'Oréal would receive 364,042,900 of its shares which it does not intend to retain.

Provided that these 364,042,900 treasury shares are cancelled by decision of the Extraordinary General Meeting held to approve the merger, the share capital would be reduced by an amount of 72,808,580 euros, which corresponds to the par value of the cancelled shares, and thus reduced from 208,021,012 euros to 135,212,432 euros.

On completion of the transaction, the share capital of L'Oréal would therefore be unchanged, and would amount to 135,212,432 euros, divided into 676,062,160 shares each with a par value of 0.20 euro.

The net amount of the merger premium after cancellation of the L'Oréal shares received through the capital reduction would then amount to 62,997 euros. It will be proposed to the Extraordinary General Meeting that all powers be granted to the Board of Directors for the purpose of allocating the balance of the merger premium in accordance with the applicable regulations.

This document is an English summary of (i) the *Document E* in French that was filed with the French *Autorité des marchés financiers*, (ii) the draft Deed of merger that was filed with the Paris Commercial Court and (iii) the notice of merger published in the *Bulletin des Annonces Légales Obligatoires*. The *Document E* in French and the present summary are also available on L'Oreal's website. This English summary has been made for purposes of satisfying L'Oreal's obligations under Rule 12g3-2(b).

Controls performed

• On February 18th 2004, BNP Paribas issued a fairness opinion concerning the transaction whose conclusion is as follows: "*the exchange ratio of the merger (*parité de fusion*) proposed to the L'Oréal shareholders is, in our view, justified, reasonable and fair* ".

• On March 24th 2004, Mr Kling and Mr Ricol, the independent appraisers appointed by order of the Paris Commercial Court, issued:

- a report on the valuation of the net assets transferred, the conclusion of which is as follows: "*the value of the net assets transferred amounting to 980,184,384.15 euros is not overvalued and, therefore, the value of the net assets transferred is at least equal to the amount of the capital increase of the absorbing company, after adding the merger premium* ";
- a report on the remuneration of the net assets transferred, the conclusion of which is as follows: "*the exchange ratio, that is 364,042,900 L'Oréal shares for the 12,860,429 shares forming the whole of the share capital of Gesparal, is fair*"

• the merger of Gesparal into L'Oréal has led to the registration with the AMF of a document (*Document E*) setting out the transaction in detail and containing the following declarations:

- the declarations of the chairmen of each of the companies, whose terms are as follows: "*To the best of our knowledge, the information contained in this document is true and accurate; it contains all such information as investors would require to make an informed assessment of the assets and liabilities, activity, financial position, profits and losses and prospects of (L'Oréal) and (Gesparal) as well as the rights attached to the shares to be issued by reason of the merger; there are no omissions which would make any information contained herein misleading*";
- the declarations by the companies' Auditors, whose conclusion is as follows: "*In connection with our work, we have reviewed the appropriateness of these accounting methods, and with regard to these estimates, the reasonable nature of the assumptions retained and the resulting valuations. Based on this review, we have no observations relating to the financial position and the financial statements presented in this document drawn up in connection with the projected operations*".

General Meetings to be held

The merger of Gesparal into L'Oréal, the L'Oréal capital increase that would result from the merger and the winding up without liquidation of Gesparal would be definitive, subject to their approval by:

- the Extraordinary General Meeting of the shareholders of Gesparal, approving the contemplated merger and the winding up of Gesparal;
- the Extraordinary General Meeting of the shareholders of L'Oréal, approving the contemplated merger and the resulting capital increase, this meeting being the last to be held and acknowledging the completion of the merger.

This document is an English summary of (i) the *Document E* in French that was filed with the French *Autorité des marchés financiers*, (ii) the draft Deed of merger that was filed with the Paris Commercial Court and (iii) the notice of merger published in the *Bulletin des Annonces Légales Obligatoires*. The *Document E* in French and the present summary are also available on L'Oreal's website. This English summary has been made for purposes of satisfying L'Oreal's obligations under Rule 12g3-2(b).

The Bettencourt family and Nestlé have undertaken, as shareholders of Gesparal, to vote in favour of the merger and the deletion of the double voting rights.

It is planned that the Extraordinary General Meeting of Gesparal be held on April 28th 2004 and that of L'Oréal on April 29th 2004.

The notice (*avis de réunion*) to attend the above meeting of L'Oréal, published on March 26th 2004 in the *Bulletin des Annonces Légales Obligatoires (BALO)*, indicates the agenda, draft resolutions proposed by the Board of Directors, the places where the certificates of shareholding must be deposited to qualify for attendance, and that the shareholders have a 10-day period to propose other items on the agenda (if complying with requirement in terms of shareholding) and is available on www.loreal-finance.com (a summary in English of the notice to attend the meeting will also be available on this website).

It must be noted that the two other conditions precedent provided for in the agreement concluded on February 3rd 2004 between the Bettencourt family and Nestlé, that is:

- the decision by the AMF that there is no requirement that the Bettencourt family, Nestlé or Gesparal, either collectively or individually, should file a public offer for L'Oréal shares by reason of the planned merger; and
- the absence or *purge* of any legal action taken in front of the competent courts against the above mentioned decision,

have already been fulfilled.

This document is an English summary of the French notice of meeting published in the *Bulletin des Annonces Légales Obligatoires* on 26th March 2004. The French notice and the present summary are also available on L'Oreal's website www.loreal-finance.com. This English summary has been made for purposes of satisfying L'Oreal's obligations under Rule 12g3-2(b).

L'OREAL

Incorporated in France as a « Société Anonyme » with a share capital of € 135,212,432
Headquarters: 41 rue Martre – 92117 Clichy, France
Registered office: 14 rue Royale – 75008 Paris, France
632 012 100 RCS Paris

NOTICE OF MEETING

The shareholders are hereby informed that they will be given notice to attend an Extraordinary General Meeting of Shareholders in order to deliberate on the following agenda and draft resolutions:

Agenda

- Deletion of double voting rights
- Modification of the conditions governing the participation of registered shareholders in General meetings
- Approval of the merger of Gesparal
- Share capital reduction not caused by losses and merger premium
- Powers of attorney

Summary of the draft resolutions

First resolution
Deletion of double voting rights

After approval by the Special Meeting of the holders of double voting rights of the elimination of double voting rights and subject to the approval of resolution 3 below, the General Meeting decides to eliminate double voting rights. As a consequence, it decides to amend the articles of association and the by-laws by deleting paragraphs 14, 15 and 16 of article 12 relating to double voting rights. Each share will therefore give right to one vote.

This document is an English summary of the French notice of meeting published in the *Bulletin des Annonces Légales Obligatoires* on 26th March 2004. The French notice and the present summary are also available on L'Oreal's website www.loreal-finance.com. This English summary has been made for purposes of satisfying L'Oreal's obligations under Rule 12g3-2(b).

Second resolution
Modification of the conditions governing the participation of registered shareholders in General meetings

Subject to the approval of resolution 3 below, the General Meeting decides that holders of registered shares will have the right to take part in General Meetings provided that they are registered on the day of the General Meeting. However, holders of bearer shares will continue to submit at least 5 days before the Meeting date a certificate from an authorised custodian stipulating that the bearer shares will remain in a blocked account up to the date of the meeting.
Paragraph 10 of article 12 of the articles of association and the by-laws is amended accordingly.

Third resolution
Approval of the merger of Gesparal

Having reviewed the report of the board of directors, the reports of the special auditors for mergers, and the draft deed of merger signed on March 24, 2004, the General Meeting approves all provisions of the merger project, which states that L'Oréal would take the assets (EUR 982,924,471.00) and liabilities (EUR 2,476,727.00) of Gesparal. The net assets transferred by Gesparal would therefore amount to EUR 980,184,384, after taking into account a "provision" for net expenses estimated for intermediate period as from January 1, 2004 of EUR 263,360.

As a consequence of the above, the General Meeting decides to increase the share capital by EUR 72,808,580.00 by issuing 364,042,900 new shares of EUR 0.20 nominal value, to be allocated to the Gesparal shareholders, in proportion to the exchange ratio existing between the 364,042,900 L'Oreal shares held by Gesparal and the 12,860,429 shares representing the share capital of Gesparal. These new shares would be entirely assimilated to the existing shares and would in particular give entitlement to the dividend to be distributed for the year ending December 31st 2003. The share capital is therefore increased from EUR 135,212,432.00 to EUR 208,021,012.00.

The merger premium will amount to EUR 907,375,804, which corresponds to the difference between the net assets transferred by Gesparal in connection with the merger (EUR 980,184,384) and the nominal amount of the capital increase (EUR 72,808,580).

The General Meeting notes that conditions precedent provided for in the draft deed of merger and in the agreement signed on February 3, 2004 and more particularly the approval of the merger by the Extraordinary General Meeting of Gesparal have been fulfilled.

As a consequence of the above, the merger will be completed at the end of the present meeting and Gesparal will be dissolved without liquidation.

This document is an English summary of the French notice of meeting published in the *Bulletin des Annonces Légales Obligatoires* on 26th March 2004. The French notice and the present summary are also available on L'Oreal's website www.loreal-finance.com. This English summary has been made for purposes of satisfying L'Oreal's obligations under Rule 12g3-2(b).

Fourth resolution
Share capital reduction not caused by losses and merger premium

As a result of the absorption of Gesparal, the General Meeting decides to cancel the 364,042,900 L'Oreal shares contributed by Gesparal, and, as a consequence, reduce the share capital from EUR 208,021,012.00 to EUR 135,212,432.00. On completion of the merger, the share capital of L'Oréal would therefore be unchanged, and would amount to EUR 135,212,432.

The difference between the value of the shares contributed (EUR 980,121,387.00) and their nominal amount (EUR 72,808,580.00), amounting to EUR 907,312,807.00, will be charged to the merger premium account, which will be reduced from EUR 907,375 ,804.00 to EUR 62,997.00.

All authority is granted to the board of Directors of L'Oréal to allocate such premium in accordance with applicable regulation.

Fifth resolution
Powers of attorney

The General Meeting grants full powers to the bearer of an original, a copy or an extract of the present minutes to carry out all filings or formalities prescribed by law.

Shareholders will be admitted to the General Meeting, whatever the number of shares they hold.

- **Shareholders who wish to attend the General Meeting**

Shareholders will be admitted to the General Meeting provided that they have first provided proof of their identity.

- Holders of registered shares are given notice to attend directly by the company, by mail. In order to receive an entrance card, the registered holder must be a shareholder of record on the register of BNP Paribas Securities Services at least 5 days before the General Meeting.

- In order to receive an entrance card, the holder of bearer shares must obtain, at least 5 days before the General Meeting, a certificate issued by the custodian of his shares stipulating that the bearer shares will remain in a blocked account up to the date of the meeting.

This document is an English summary of the French notice of meeting published in the *Bulletin des Annonces Légales Obligatoires* on 26th March 2004. The French notice and the present summary are also available on L'Oreal's website www.loreal-finance.com. This English summary has been made for purposes of satisfying L'Oreal's obligations under Rule 12g3-2(b).

- **Shareholders who are unable to attend the General Meeting**

A shareholder unable to attend the General Meeting may either be represented by another shareholder or by his spouse, or send a postal vote or send a proxy form to the Chairman.

To do so, he must return to BNP Paribas, at least 3 days before the General Meeting, the postal vote form or proxy form sent to him either directly (if he is a registered shareholder) or upon request (if he is a bearer shareholder).

- **The certificate and the proxy form must be sent by the custodian to the following financial institutions:**

- BNP PARIBAS, 16 boulevard des Italiens, 75009 Paris, France;
- CREDIT LYONNAIS, 19 boulevard des Italiens, 75009 Paris, France;
- SOCIETE GENERALE, 50 boulevard Haussmann, 75009 Paris, France;
- CREDIT AGRICOLE INDOSUEZ, 9 quai du Président Paul Doumer, 92920 Paris-la-Défense, France.

It is hereby stated, in accordance with legal requirements, that:

- Requests for forms must be received at L'Oréal headquarters (41 rue Martre, 92117 Clichy, France) or by BNP Paribas Securities Services (75450 Paris Cedex 09, France or at Collines de l'Arche, GIS-Emetteurs Assemblées, 92057 Paris la Défense Cedex, France) no later than 6 days before the General Meeting;

- The duly completed form must be received at L'Oréal headquarters or at BNP Paribas Securities Services, Service des Titres, no later than 3 days before the General Meeting;

- Holders of bearer shares must enclose with the form a certificate issued by the financial institution which is the custodian of the shares, proving that they are in a blocked account no later than 5 days before the General Meeting;

  However, pursuant to article 136 of the decree of 1967, every shareholder having performed this formality can sell all or part of his shares during the minimum period of holder registration or the minimum period during which the bearer shares will remain in a blocked account, by notifying BNP Paribas of the revocation of this registration or this unavailability until 3 p.m, Paris time, the day before the general meeting providing that, if he asked for an entrance card or already expressed his postal vote or proxy, he provides BNP Paribas with the elements allowing to cancel his vote or to modify the number of shares and voting rights corresponding to his vote.

- Shareholders having voted by mail will not have the possibility of participating directly in the meeting or of having a representative attend the meeting.

This document is an English summary of the French notice of meeting published in the *Bulletin des Annonces Légales Obligatoires* on 26th March 2004. The French notice and the present summary are also available on L'Oreal's website www.loreal-finance.com. This English summary has been made for purposes of satisfying L'Oreal's obligations under Rule 12g3-2(b).

- Requests for inclusion of proposed resolutions in the agendas by shareholders fulfilling the conditions stipulated in Article 128 of the Decree of March 23rd 1967 must, in accordance with legal requirements, be sent to the registered office, by registered letter with proof of delivery, within a period of 10 days from the publication of this notice in the *Bulletin des Annonces Légales Obligatoires*.

THE BOARD OF DIRECTORS.

This document is an English summary of the French notice of meeting published in the *Bulletin des Annonces Légales Obligatoires* on 26th March 2004. The French notice and the present summary are also available on L'Oreal's website www.loreal-finance.com. This English summary has been made for purposes of satisfying L'Oreal's obligations under Rule 12g3-2(b).

L'OREAL
Incorporated in France as a « Société Anonyme » with a share capital of € 135,212,432
Headquarters: 41 rue Martre – 92117 Clichy, France
Registered office: 14 rue Royale – 75008 Paris, France
632 012 100 RCS Paris

NOTICE OF MEETING

The shareholders are hereby informed that they will be given notice to attend an Ordinary General Meeting of Shareholders in order to deliberate on the following agenda and draft resolutions:

Agenda

- Approval of the 2003 parent company financial statements
- Approval of the 2003 consolidated financial statements
- Allocation of profits for 2003 and determination of the dividend
- Regulated agreements
- Renewal of a director's tenure
- Appointment of a director
- Attendance fees
- Appointment of a new statutory auditor and deputy auditor
- Appointment of a new statutory auditor and deputy auditor
- Authorisation to buy the company's shares
- Powers of attorney

. **This document is an English summary of the French notice of meeting published in the *Bulletin des Annonces Légales Obligatoires* on 26th March 2004. The French notice and the present summary are also available on L'Oreal's website www.loreal-finance.com. This English summary has been made for purposes of satisfying L'Oreal's obligations under Rule 12g3-2(b).**

Summary of the draft resolutions

First resolution
Approval of the 2003 parent company financial statements

The General Meeting approves the 2003 parent company financial statements indicating a net profit of EUR 939,542,234.00 compared with EUR 1,014,294,475.43 in 2002. It approves the amount of non deductible charges and the corresponding tax, and gives the directors full discharge for the actions taken by the directors in office in 2003.

Second resolution
Approval of the 2003 consolidated financial statements

The General Meeting approves the 2003 consolidated financial statements.

Third resolution
Allocation of profits for 2003 and determination of the dividend

The General Meeting decides to appropriate the profits for 2003, amounting to EUR 939,542,234.00, as follows :

- Special reserve for long-term net capital gains EUR 259,229,243.00
- First global dividend EUR 6,760,621.60
- Balance amount EUR 673,552,369.40
- To which is added the amount deducted from special reserve on long term net capital gains EUR 221,808,140.00
- Distributable balance EUR 895,360,509.40
- Superdividend EUR 486,764,755.20
- Withholding tax amount EUR 39,250,000.00
- Other reserves EUR 369,345,754.20

The General Meeting decides that the resulting dividend per share will amount to EUR 0.73 with a tax credit of EUR 0.37, to be paid on 14 May 2004.

The General Meeting notes that the net dividends paid for the 3 previous fiscal years were as follows :

- EUR 0.44 for 2000 with EUR 0.22 tax credit (total = EUR 0.66)
- EUR 0.54 for 2001 with EUR 0.27 tax credit (total = EUR 0.81)
- EUR 0.64 for 2002 with EUR 0.32 tax credit (total = EUR 0.96)

This document is an English summary of the French notice of meeting published in the *Bulletin des Annonces Légales Obligatoires* on 26th March 2004. The French notice and the present summary are also available on L'Oreal's website www.loreal-finance.com. This English summary has been made for purposes of satisfying L'Oreal's obligations under Rule 12g3-2(b).

Fourth resolution
Regulated agreements

The General Meeting approves the special report of the auditors on regulated agreements provided for in article L 225-38 of the French Commercial Code, and notes that no regulated agreement was submitted to its approval.

Fifth resolution
Renewal of a director's tenure

The General Meeting renews the tenure as director of Mr. Rainer Gut for 4 years.

Sixth resolution
Appointment of a director

The General Meeting appoints Mr. Bernard Kasriel as director for 4 years.

Seventh resolution
Attendance fees

The General Meeting decides to allocate a maximum global amount of EUR 1,000,000.00 to the directors as annual attendance fees, until further decision. It entrusts the board with its allotment and date of payment.

Eight resolution
Appointment of new statutory auditor and deputy auditor

The General Meeting, having noted the expiration of the tenure of Mssrs Coll and Boris appoints, for the next 6 fiscal years :

- Pricewaterhouse Coopers Audit as statutory auditor,
- Mr. Yves Nicolas as deputy auditor,

Nineth resolution
Appointment of new statutory auditor and deputy auditor

The General Meeting, having noted the expiration of the tenure of Mssrs Jacquemin and Picard, appoints, for the next 6 fiscal years :

- Deloitte, Touche Tohmatsu as statutory auditor,
- Mr. Jean-Paul Picard as deputy auditor.

This document is an English summary of the French notice of meeting published in the *Bulletin des Annonces Légales Obligatoires* on 26th March 2004. The French notice and the present summary are also available on L'Oreal's website www.loreal-finance.com. This English summary has been made for purposes of satisfying L'Oreal's obligations under Rule 12g3-2(b).

Tenth resolution
Authorisation to buy the company's shares

The General Meeting grants full powers to the board to buy the company's shares on the Stock Exchange or otherwise subject to the following conditions :

- Maximum purchase price per share EUR 95.00
- Maximum number of shares to be acquired by the company : 10 % of the share capital (67,606,216 shares).
- Objectives (in decreasing order of strategic importance):
  - Purchases and sales depending on market situations;
  - Purchases and holding with a view to potential subsequent share swaps;
  - Coverage of stock-option plans;
  - Stabilisation of the share price by systematic intervention to correct market trends.

The company may trade its shares in a period of public offer.

Treasury shares held by the company may be cancelled as authorised by the extraordinary general meeting of May 22, 2003, for a period of 5 years.

The authorisation to buy the company's shares is granted for a maximum period of 18 months and in any case expires on the date of the annual general meeting called to review the financial statements for the year ending December 31, 2004.

Eleventh resolution
Powers of attorney

The General Meeting grants full powers to the bearer of an original, a copy or an extract of the present minutes to carry out all filings or formalities prescribed by law.

Shareholders will be admitted to the General Meeting, whatever the number of shares they hold.

- **Shareholders who wish to attend the General Meeting**

Shareholders will be admitted to the General Meeting provided that they have first provided proof of their identity.

- Holders of registered shares are given notice to attend directly by the company, by mail. In order to receive an entrance card, the registered holder must be a shareholder of record on the register of BNP Paribas Securities Services the day of the General Meeting, subject to the approval of the second resolution by the Extraordinary General Meeting.

This document is an English summary of the French notice of meeting published in the *Bulletin des Annonces Légales Obligatoires* on 26th March 2004. The French notice and the present summary are also available on L'Oreal's website www.loreal-finance.com. This English summary has been made for purposes of satisfying L'Oreal's obligations under Rule 12g3-2(b).

- In order to receive an entrance card, the holder of bearer shares must obtain, at least 5 days before the General Meeting, a certificate issued by the custodian of his shares stipulating that the bearer shares will remain in a blocked account up to the date of the meeting.

- **Shareholders who are unable to attend the General Meeting**

A shareholder unable to attend the General Meeting may either be represented by another shareholder or by his spouse, or send a postal vote or send a proxy form to the Chairman.

To do so, he must return to BNP Paribas, at least 3 days before the General Meeting, the postal vote form or proxy form sent to him either directly (if he is a registered shareholder) or upon request (if he is a bearer shareholder).

- **The certificate and the proxy form must be sent by the custodian to the following financial institutions:**

- BNP PARIBAS, 16 boulevard des Italiens, 75009 Paris, France;
- CREDIT LYONNAIS, 19 boulevard des Italiens, 75009 Paris, France;
- SOCIETE GENERALE, 50 boulevard Haussmann, 75009 Paris, France;
- CREDIT AGRICOLE INDOSUEZ, 9 quai du Président Paul Doumer, 92920 Paris-la-Défense, France.

It is hereby stated, in accordance with legal requirements, that:

- Requests for forms must be received at L'Oréal headquarters (41 rue Martre, 92117 Clichy, France) or by BNP Paribas Securities Services (75450 Paris Cedex 09, France or at Collines de l'Arche, GIS-Emetteurs Assemblées, 92057 Paris la Défense Cedex, France) no later than 6 days before the General Meeting;

- The duly completed form must be received at L'Oréal headquarters or at BNP Paribas Securities Services, Service des Titres, no later than 3 days before the General Meeting;

- Holders of bearer shares must enclose with the form a certificate issued by the financial institution which is the custodian of the shares, proving that they are in a blocked account no later than 5 days before the General Meeting;

  However, pursuant to article 136 of the decree of 1967, every shareholder having performed this formality can sell all or part of his shares during the minimum period of holder registration or the minimum period during which the bearer shares will remain in a blocked account, by notifying BNP Paribas of the revocation of this registration or this unavailability until 3 p.m, Paris time, the day before the general meeting providing that, if he asked for an entrance card or already expressed his postal vote or proxy, he provides

This document is an English summary of the French notice of meeting published in the *Bulletin des Annonces Légales Obligatoires* on 26th March 2004. The French notice and the present summary are also available on L'Oreal's website www.loreal-finance.com. This English summary has been made for purposes of satisfying L'Oreal's obligations under Rule 12g3-2(b).

BNP Paribas with the elements allowing to cancel his vote or to modify the number of shares and voting rights corresponding to his vote.

- Shareholders having voted by mail will not have the possibility of participating directly in the meeting or of having a representative attend the meeting.

- Requests for inclusion of proposed resolutions in the agendas by shareholders fulfilling the conditions stipulated in Article 128 of the Decree of March 23rd 1967 must, in accordance with legal requirements, be sent to the registered office, by registered letter with proof of delivery, within a period of 10 days from the publication of the French notice in the *Bulletin des Annonces Légales Obligatoires*.

THE BOARD OF DIRECTORS.